AM 4/4/2002

R

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR 2 2002
080

ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

02022028

SEC FILE NUMBER
8-50181

FACING PAGE
Information Required of Brokers and Dealers l Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Heartland Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Fieldcrest Avenue, 7th floor
(No. and Street)

Edison	NJ	08818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Hill (FINOP) (212) 514-7479
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Eisner & Co., LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
P APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

OATH OR AFFIRMATION

I, Randy Hill, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Securities Corp. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Chief Compliance Officer

Title

SWORN TO BEFORE ME THIS 28 DAY OF March 2002 NOTARY PUBLIC

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Director and Stockholders of
Heartland Securities Corp.
Edison, New Jersey

We have audited the accompanying statement of financial condition of Heartland Securities Corp. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Heartland Securities Corp. will continue as a going concern. As discussed in Note H to the financial statements, the Company has been notified that the Division of Enforcement ("DOE") of the Securities and Exchange Commission has been authorized to bring civil proceedings against the Company pursuant to which, among other matters, the DOE would seek to have the Company disgorge essentially all of its net trading revenues from April 1988 to July 2001, plus interest and penalties. In addition, criminal proceedings may be instituted against the Company. The Company is engaged in settlement discussions with respect to these matters. These events, for which the ultimate impact on the Company is not determinable, raise substantial doubt about the Company's ability to continue as a going concern. Other than the accrual of an estimated minimum probable liability to be incurred, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note F to the financial statements, the Company changed its method of recording commission income in 2001.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
February 14, 2002

HEARTLAND SECURITIES CORP.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 1,896,870
Short-term investments, at cost which approximates market	2,850,376
Due from affiliated clearing broker	7,442,439
Securities owned, at market	6,406,400
Refundable state and local taxes	585,082
Furniture, equipment and leasehold improvements, net	3,463,877
Goodwill - net of accumulated amortization of $702,329	2,237,671
Prepaid expenses and other assets	708,467
	$ 25,591,182
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities - sold but not yet purchased, at market value	$ 301,881
Accrued expenses	4,384,253
Accounts payable and other liabilities	4,098,033
Accrued liability related to claim (Note H)	4,000,000
Total liabilities	12,784,167
Commitments and contingencies (Notes G and H)	
Liabilities to stockholders subordinated to claims of general creditors	12,200,000
Stockholders' equity:	
Common stock - no par value, 100 shares authorized and outstanding	500
Additional paid-in capital	457,750
Retained earnings	148,765
Total stockholders' equity	607,015
	$ 25,591,182

See notes to financial statements